United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑  Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐  No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐  No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes  ☐  No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release

Signature Page

Press Release

CVRD announces the closing of the public offer of Usiminas common shares
Rio de Janeiro, May 7, 2007 — Companhia Vale do Rio Doce (CVRD) hereby informs the market and its shareholders that the closing of the secondary public offering of common shares issued by Usinas Siderúrgicas de Minas Gerais S.A — USIMINAS (Usiminas), carried out with Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI, occurred today.
Pursuant to the Offering, CVRD sold 13,802,499 shares, 14,676 shares of which were in the form of global depositary shares (GDS), and received total proceeds of R$ 1,475.5 million, equivalent to the price of R$ 110.00 per common share and US$ 54.36 per GDS, which were determined in accordance with the bookbuilding process.
The offer initially included 12,034,078 shares owned by CVRD, but the Company granted an option to the global coordinator of the offering to sell up to 1,805,112 additional Shares owned by CVRD, under the same terms and the same price of the shares initially offered, to attend over-allotment, if any. The coordinator partially exercised its option, having acquired 1,768,421 of these additional shares.
In connection with the offering, CVRD committed itself not to sell any shares issued by Usiminas for a period of 90 days from April 25, 2006 (“lock up period”), other than pursuant to the offer. Notwithstanding, CVRD intends to sell the remaining 36,691 additional shares which were not sold pursuant to the option, after the lock up period expires or is waived.
CVRD will keep 6,608,608 shares, which were not subject to the offering and are bound by the current shareholders agreement of Usiminas signed by CVRD, which is a member of the controlling shareholder group of Usiminas.
Additional information related to the closing of the offer is available on the Final Announcement of the Offer published on May 7th, 2007.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2007	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations